Exhibit 99.2

CSX COMMENCES MAILING OF DEFINITIVE PROXY MATERIALS

Recommends Shareholders Re-Elect the CSX Board of Directors
by Voting the WHITE Proxy Card Promptly

Jacksonville, FL – April 30, 2008 – CSX Corporation (NYSE: CSX) today announced that it has commenced the mailing of definitive proxy materials to CSX shareholders for the Company’s annual meeting of shareholders on Wednesday, June 25, 2008.  CSX shareholders of record as of the close of business on April 21, 2008 are entitled to attend and vote at the 2008 annual meeting.

The CSX Board of Directors recommends shareholders re-elect its experienced and highly qualified directors and support the Board’s efforts to create additional value by promptly voting the WHITE proxy card by telephone, Internet or mail.  CSX also strongly urges shareholders to disregard any blue proxy card sent by The Children’s Investment Fund (“TCI”) or other members of TCI’s group, including 3G Capital Partners.

Michael J. Ward, CSX chairman, president and chief executive officer, today sent the following letter to shareholders:

April 30, 2008
Dear Fellow Shareholder:

On April 15, 2008, your Company extended its track-record of outstanding performance, announcing record-breaking first quarter earnings.  CSX reported an increase of 63% in earnings per share over last year and affirmed industry-leading expectations for shareholder value creation.

At the June 25th Annual Meeting of CSX Shareholders, you will decide whether CSX continues on this proven path of shareholder value creation or is diverted by the potentially damaging agenda of The Children’s Investment Fund (“TCI”), a dissident shareholder.

As the Chairman of the Board, I have had the privilege of knowing first-hand your Company’s vision and accomplishments.  I have had the opportunity to evaluate TCI’s various suggestions.  Please let me take a few minutes of your time today to review the reasons why your Board believes it is critical to the value of your investment that you support your Company’s nominees by voting the WHITE proxy card.  Please do NOT sign or return any blue proxy card sent to you by TCI.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

As described in detail below, your Board and management team have a proven track record of delivering value for shareholders, including:
m
Market- and industry-leading shareholder returns over the last one, three and five years of 38%, 208% and 299%, respectively (1).  As of April 25, 2008, CSX has outperformed 93% of companies in the S&P 500 over the last one year, 95% over the last three years, and 87% over the last five years;

m	Aggressive return of capital to shareholders via share buybacks and enhanced dividends;
m	Record revenues and operating income in the first quarter of 2008; and
m	Industry-leading improvements in safety, service and financial performance.

Based on the Company’s discussions with TCI over the last 16 months, your Board has become convinced that TCI’s campaign threatens to undermine shareholder value.

CSX IS A RAILROAD INDUSTRY LEADER

YOUR BOARD AND MANAGEMENT ARE DELIVERING
OUTSTANDING PERFORMANCE AND SUPERIOR VALUE

(1) All stock price performance as of April 25, 2008

Your Company’s successful record of shareholder value creation and financial and operational performance demonstrates that the CSX Board is dedicated to ensuring that CSX is a high-performance company, well-positioned for future growth:

m
Exceptional shareholder value. The value of your CSX shares has increased more than 200% over the past three years, outperforming all other Class I railroads and more than 95% of all S&P 500 companies over the same time period.  This momentum is continuing – year-to-date CSX has generated a total return for its shareholders of 35%, while the S&P 500 has declined 6%.

m
Strong financial results – CSX is delivering record performance under the leadership of this Board and management team. In the first quarter of 2008 CSX delivered record revenues and operating income.  CSX also achieved record first quarter operating margins, driven by pricing and productivity efforts.  This outstanding performance is a continuation of our progress over the last three years:

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

–	Operating income has more than doubled;
–	Margins have increased by 900 basis points; and
–	Earnings per share from continuing operations have nearly tripled to $2.70.

Note: See GAAP reconciliation for CSX data; peer comparisons based on First Call data

m
Operational excellence. CSX is a recognized leader in both safety and customer service, and performance in both categories has improved dramatically, as indicated by 25% to 50% improvements in most key safety and service measurements over the last three years.  The Company is committed to driving further improvement across-the-board.

m	Building sustainable value for all shareholders – returning capital to shareholders and investing for growth.
–	As a result of the Company’s improving performance, your Board’s focus on optimizing the Company’s balance sheet and our confidence in the future performance of CSX:
■	The Board has nearly tripled CSX’s quarterly dividend over the last two years to $0.18 per share for the next quarterly dividend payable in June to shareholders of record on May 30.
■
The Board has authorized share repurchases of nearly $6 billion since March 2006.  In March 2008, the Board authorized share repurchases of approximately $2.4 billion over the next two years.  Combined with the nearly $600 million remaining under the existing program, this represents a total of $3 billion of CSX common stock.  This program builds on nearly $3 billion of common stock that has been repurchased since 2006.

■
To capitalize on the growing demand for transportation services in years to come, CSX intends to invest $5 billion between now and 2010 on selected expansion and technology initiatives. The CSX Board is confident that this investment will drive long-term value creation.

–
The Board believes that the Company’s share repurchase and dividend programs strike the appropriate balance between funding growth, returning value to shareholders while maintaining an investment grade credit rating and ensuring continued access to capital.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

CSX has a strong track record of value creation, continually improving financial and operational performance and a prudent plan to continue delivering for shareholders while investing for the future to meet the needs of customers, employees, and our country.

CSX HAS A PROVEN PLAN TO CONTINUE BUILDING ON THIS SUCCESS AND
IS TARGETING CONTINUED STRONG DOUBLE-DIGIT GROWTH

CSX is well-positioned to build on the outstanding results achieved over the last three years by this Board and management team.  The Company expects to continue its outstanding performance and is targeting aggressive growth to continue delivering meaningful shareholder value creation.

Reflecting the resiliency of the Company’s diverse portfolio of business, strong pricing resulting from customer service improvements, and greater productivity and operational efficiency, CSX expects to report full-year 2008 comparable earnings per share (EPS) at the high end of $3.40 to $3.60 – a 26% to 33% increase versus comparable EPS from continuing operations of $2.70 in 2007.

Based on the strong momentum that is expected to continue beyond 2008, the Company also raised its long-term guidance through 2010, including:
m	Compound annual growth in operating income of 13% to 15% over the 2007 base;
m	Compound annual growth in EPS of 18% to 21% (before the impact of share repurchases) over the 2007 base;
m	Margins near 30 percent in 2010; and
m	Free cash flow exceeding $1 billion before dividends in 2010.

TCI’S AGENDA IS DAMAGING
AND COULD IMPAIR THE VALUE OF YOUR CSX SHARES

In contrast to the successful strategies implemented by your Board and management team, I believe that TCI’s interactions with CSX since late 2006 demonstrate a history of unsound ideas that would not have created value for CSX shareholders and, in some cases, would have destroyed value:

m
LBO led by current management team: In January 2007, not long before the current credit crisis, TCI presented to CSX’s financial advisor a proposal suggesting that CSX pursue a leveraged buyout (LBO) transaction at an indicative takeover price of $50 per share.  CSX achieved a $50 stock price on its own just a few months later and the stock price is now considerably higher.  The Company has continued to make investments that TCI discouraged, positioning CSX to benefit from future growth opportunities without incurring the significant risks associated with executing an LBO transaction in a turbulent credit market.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

m
Junk recapitalization: TCI advocated that CSX incur significant additional debt to make major share repurchases that would have resulted in CSX debt having “junk bond” ratings.  This suggestion likely would also have destroyed value by increasing borrowing costs and putting future access to capital at risk.

m
Aggressive Customer Strategies: TCI suggested highly aggressive customer strategies that ignore the regulatory environment for railroads, and the realities of the transportation marketplace.  In fact, TCI’s pricing suggestions contributed to calls from federal legislators to adopt new laws that would constrain the industry.

m
Freeze expansion capital: TCI demanded a ‘freeze’ on expansion capital investment at a time when all railroads recognize the need to invest for future growth. TCI’s statements evoked a strong response from customers and policymakers.

CSX has delivered industry leading returns over the past one, three and five years, yet TCI refuses to acknowledge the value that CSX is creating for its shareholders.  Instead, TCI has offered an endless stream of ill-conceived ideas, which we believe are not in the best interests of CSX and its shareholders.

DON’T LET TCI DAMAGE CSX!

We believe TCI’s flawed suggestions in the face of your Company’s industry-leading results demonstrate that it would be detrimental for CSX shareholders to have TCI nominees on the Board.  In fact, based on our numerous meetings and phone calls with TCI, we believe that TCI’s ideas consistently reflect a lack of understanding of the American railroad industry in general and CSX in particular.

In addition, TCI is seeking more than 40% of the seats on the CSX Board of Directors and the right to call special meetings for the purpose of recalling directors at any time during the year.

For all of these reasons the CSX Board of Directors has concluded that TCI is not simply interested in having a representative voice on the Board, but instead seeks effective control of the CSX Board in order to dictate Company strategy.

PROTECT YOUR INVESTMENT – RE-ELECT YOUR BOARD OF DIRECTORS
BY VOTING THE WHITE PROXY CARD TODAY

Your vote is extremely important, no matter how many or how few shares you own. Please use the enclosed WHITE proxy card to vote today – by telephone, by Internet, or by signing, dating and returning your WHITE proxy card in the enclosed postage-paid envelope.  If you have any questions or need assistance voting your shares, please contact Innisfree M&A Incorporated, which is assisting the Company in this matter, toll-free at 877-750-9497.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

We will continue to keep you informed of significant developments as they occur.  Thank you for your continued support.

Sincerely,

Chairman, President and Chief Executive Officer
CSX Corporation

About CSX
CSX Corporation, based in Jacksonville, Fla., is one of the nation's leading transportation companies, providing rail, intermodal and rail-to-truck trainload services. The company's transportation network spans approximately 21,000 miles, with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

Forward-looking statements
This information and other statements by the company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management’s plans, strategies and objectives for future operation, and management’s expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “project,” “estimate” and similar expressions. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update or revise any forward-looking statement. If the company does update any forward-looking statement, no inference should be drawn that the company will make additional updates with respect to that statement or any other forward-looking statements.

Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the company’s success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; (iv) the inherent business risks associated with safety and security; and (v) the outcome of claims and litigation involving or affecting the company.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company’s SEC reports, accessible on the SEC’s website at www.sec.gov and the company’s website at www.csx.com.

IMPORTANT INFORMATION
In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and is mailing to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement.

GAAP RECONCILIATION
CSX reports its financial results in accordance with generally accepted accounting principles (“GAAP”). However, management believes that certain non-GAAP financial measures used to manage the company’s business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the SEC may provide users of the financial information with additional meaningful comparisons to prior reported results.

CSX has provided operating income, ratio and earnings per share adjusted for certain items, which are non-GAAP financial measures. The company’s management evaluates its business and makes certain operating decisions (e.g., budgeting, forecasting, employee compensation, asset management and resource allocation) using these adjusted numbers.

Likewise, this information facilitates comparisons to financial results that are directly associated with ongoing business operations as well as provides comparable historical information. Lastly, earnings forecasts prepared by stock analysts and other third parties generally exclude the effects of items that are difficult to predict or measure in advance and are not directly related to CSX’s ongoing operations. A reconciliation between GAAP and the non-GAAP measure is provided. These non-GAAP measures should not be considered a substitute for GAAP measures.

	2004(a)	2005(a)	2006(a)	2007(a)
Revenue	$8,040	$8,618	$9,566	$10,030
Operating Expense	7,043	7,062	7,417	7,770
Less Pretax Gain on Insurance Recoveries	–	–	(168)	(27)
Plus Pretax Restructuring Charge	71	–	–	–
Comparable Operating Income	$1,068	$1,556	$1,981	$2,233

Comparable Operating Ratio	86.7%	81.9%	79.3%	77.7%

(a) Beginning in 2008, certain items within other income have been reclassified into operating income.  Operating income was not materially impacted by these reclassifications.  Prior-year data has been reclassified to conform to the 2008 presentation.

	2004	2005	2006	2007
Diluted Earnings Per Share From Continuing Operations	$0.94	$1.59	$2.82	$2.74
(All amounts after tax)
Less Gain on Insurance Recoveries	–	–	(0.22)	(0.04)
Plus Management Restructuring Charge	0.10	–	–	–
Less Gain on Conrail Property	(0.04)	–	(0.06)	–
Plus Debt Repurchase Expense	–	0.27	–	–
Less Income Tax Benefits	–	(0.16)	(0.32)	–

Comparable Diluted Earnings Per Share From Continuing Operations	$1.00	$1.70	$2.22	$2.70

Contacts:

David Baggs, Investor Relations 904-359-4812	Dan Katcher / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449
Garrick Francis, Corporate Communications 904-359-1708

CSX Corporation, based in Jacksonville, Fla., is a leading transportation company providing rail, intermodal and rail-to-truck transload services. The company’s transportation network spans approximately 21,000 miles with service to 23 eastern states and the District of Columbia, and connects to more than 70 ocean, river and lake ports. More information about CSX Corporation and its subsidiaries is available at the company's web site, www.csx.com.